UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

_____________________________________

(Mark One)

☒     Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

OR

☐      Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ________________

Commission File Number 0-13089

_____________________________________

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Hancock Whitney Corporation 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK WHITNEY CORPORATION

Hancock Whitney Plaza

2510 14th Street

Gulfport, Mississippi 39501

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN

Employer Identification Number 64-0693170

Plan Number: 003

Audited Financial Statements

Years Ended December 31, 2017 and 2016

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 9

Supplementary Information

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibit Index	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators

of the Hancock Whitney Corporation 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Hancock Whitney Corporation 401(k) Savings Plan (the Plan), formerly known as the Hancock Holding Company 401(k) Savings Plan, as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years ended December 31, 2017 and 2016, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Postlethwaite & Netterville, APAC

We have served as the Plan's auditor since 2013

Metairie, Louisiana

June 28, 2018

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Cash	$254	$1,329,500
Investments, at fair value	332,603,547	294,482,164
Fully benefit-responsive investment contract, at contract value	15,575,279	—
Receivables:
Employer contribution receivable	259,210	273
Participant contribution receivable	571,664	937
Notes receivable from participants	5,220,555	5,090,449
Total receivables	6,051,429	5,091,659
Total assets	354,230,509	300,903,323
Net Assets Available For Benefits	$354,230,509	$300,903,323

See accompanying notes.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
Statements of Changes in Net Assets
Available for Benefits
Years Ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$29,331,207	$24,638,553
Dividends and interest	19,438,729	7,976,963
Total investment income	48,769,936	32,615,516
Contributions
Employer	8,444,405	7,717,620
Employee	19,107,495	17,497,289
Rollover	3,246,898	1,950,649
Total contributions	30,798,798	27,165,558
Total additions	79,568,734	59,781,074
Deductions from net assets attributed to:
Benefits paid to participants	25,909,869	23,551,431
Administrative expenses	331,679	241,271
Total deductions	26,241,548	23,792,702
Increase in net assets available for plan benefits	53,327,186	35,988,372
Net assets available for plan benefits
Beginning of year	300,903,323	264,914,951
End of year	$354,230,509	$300,903,323

See accompanying notes.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN

Years Ended December 31, 2017 and 2016

Note 1.  Description of the Plan

The following description of the Hancock Whitney Corporation 401(k) Savings Plan, formerly known as the Hancock Holding Company 401(k) Savings Plan, (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Whitney Corporation and its subsidiaries (the “Company” and the “Sponsor”). All full-time and part-time employees of the Company who have completed 60 days of continuous service and are age 18 or older are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

Hancock Whitney Bank, a subsidiary of the Sponsor,  serves as the Plan’s Trustee.  The Plan is administered by an officer of Hancock Whitney Bank.  Prior to December 1, 2017, the Plan’s assets were in custody of Charles Schwab Trust Company and the Plan utilized the record keeping services of EPIC Advisors, Inc.  On December 1, 2017, Empower Retirement, a subsidiary of Great West Trust Company, LLC, became the Plan’s record keeper and custodian of its assets.

Contributions

Eligible employees may elect to defer compensation of up to the Internal Revenue Service (“IRS”) limitation of $18,000 for 2017 and 2016. In addition, participants age 50 and over have the option to defer up to an additional $6,000 for 2017 and 2016, through the Plan’s catch-up contribution provisions. The Company offers a safe harbor match of 100 percent of the first 1 percent of compensation deferred by a participant, and 50 percent of the next 5 percent of eligible compensation deferred. Eligible employees who are not participating in the Plan and have not actively opted out of participation are automatically enrolled at an initial 3 percent deferral rate.

On June 22, 2017, the Board of Directors of the Company approved certain amendments to both the Plan and the Hancock Whitney Corporation Pension Plan and Trust Agreement (the “Pension Plan”), a related benefit plan of the Sponsor.  The Pension Plan was amended to exclude from eligibility to participate any individual hired or rehired by the Company after June 30, 2017. The Pension Plan amendment further provides that the accrued benefit of each participant in the Pension Plan whose combined age plus years of service as of January 1, 2018 totals less than 55 will be frozen as of January 1, 2018 and will not thereafter increase.  The Plan was amended for participants whose benefits are frozen under the Pension Plan, to add an enhanced Company contribution beginning January 1, 2018, in the amount of 2%, 4% or 6% of such participant’s eligible compensation, based on the participant’s age and years of service with the Company. The Plan’s amendment further provides that the Company will contribute to the benefit of those associates of the Company hired or rehired after June 30, 2017 and those associates of the Company never enrolled in the Pension Plan an additional basic contribution in an amount equal to 2% of the associate’s eligible compensation beginning January 1, 2018.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, and earnings and losses and is also charged with an allocation of administrative expenses to the extent such expenses are paid by the Plan.  All allocations are based on participant earnings or account balances, as defined by the Plan.

The Plan provides benefits based solely upon the amounts contributed to the participant’s account and any income, expenses and gains and losses on investment, which may be allocated to such participant’s account.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN

Years Ended December 31, 2017 and 2016

Vesting

The Company’s  safe harbor matching contributions and associated earnings or losses vest immediately after the participant has completed two years of service. Effective January 1, 2018, the Company’s additional basic and enhanced contributions will vest after the participant has completed three years of service.  All participants vest 100 percent upon termination of employment due to death or permanent disability.

Forfeitures

Forfeitures of employer matching contributions and allocated earnings and losses thereon are used to reduce employer contributions and Plan expenses.  At December 31, 2017 and 2016, the forfeited amounts available for reducing future employer contributions and Plan expenses were $72,263 and $233,828 respectively.  During 2017 and 2016, forfeitures totaling $200,000 and $169,644, respectively, were used to reduce employer contributions.

Investment Options

The Plan allows participants to direct contributions into various investment options.  As of December 31, 2017, the Plan’s investment options included mutual funds, fixed annuities, a common collective trust fund, and Hancock Whitney Corporation common stock.

Notes Receivable from Participants

Participants are allowed to borrow from their accounts in amounts ranging from a minimum of $1,000 to a maximum of 50 percent of the account balance, not to exceed $50,000. Loan maturities generally range from 1-5 years with one loan available at any time.  The loans are collateralized by the balance in the participant's account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1 percent or such other rate determined by the Plan Administrator on a uniform and consistent basis.  The interest rate on outstanding loan balances ranged between 4.25 percent and 5.25 percent for 2017 and 2016.  Principal and interest is paid ratably through payroll deductions.  Upon origination of a loan, participants are charged an administrative fee that is reflected in administrative expenses in the statement of changes in net assets available for benefits. Participant loans are presented as notes receivable from participants in the statements of net assets available for plan benefits.

The Plan administrator declares a default if the participant fails to pay any regular installment of principal and interest when due and such failure continues until the last day of the calendar quarter following the quarter in which the failure first occurred.  Should a default occur and be continuing, the trustee will report the amount of the principal and accrued interest as a deemed distribution as of the last day of the calendar year in which the default occurs.  Management has evaluated participant notes receivable for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

Benefits are generally payable on termination of employment, retirement, attainment of age 59.5, death, or disability.  Benefits may be paid by either lump-sum payment, periodic payments over an actuarially determined period, or rolled over into a qualified plan, subject to regulatory requirements.  Hardship distributions are also available from participants’ elective deferral accounts, subject to regulatory requirements.  Distributions from participant rollover sources can be withdrawn at any time.

Note 2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  Certain prior period amounts have been reclassified to conform to current period presentation.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN

Years Ended December 31, 2017 and 2016

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2017 and 2016 were held by the Trustee and are reported at contract value or fair value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. See Note 7 for further discussion of fully-benefit responsive contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Mutual funds and common stock are valued at quoted market prices that represent the value of shares held by the plan at year end. The common collective trust fund is reported at fair value using net asset value per share (or its equivalent) as a practical expedient. See Note 8 for further discussion and disclosure related to fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.  Realized and unrealized gains and losses on the Plan’s investments are included in net appreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses related to record keeping for the Plan are paid by the Plan to an unrelated third-party.  Those expenses not paid by the Plan are paid for by the Company, which include all trustee fees to Hancock Whitney Bank.  The Plan paid $331,679 and $241,271 for administrative expenses related to the Plan for the years ended December 31, 2017 and 2016, respectively.

Note 3.  Tax Status

The Plan received a favorable determination letter dated March 8, 2018 stating that the Plan is qualified under Section 401 of the IRC and is therefore exempt from federal income taxes. The determination letter applies to Plan amendments through January 25, 2017.  Although the Plan was amended subsequent to that date, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

The Plan had no uncertain tax positions at December 31, 2017 or 2016.  If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense.

Note 4.  Related Party Transactions

The Trustee is a subsidiary of Hancock Whitney Corporation.  Transactions between the Plan and Trustee, or the Plan and the Sponsor, are considered to be exempt party-in-interest transactions. Mutual fund investments where Hancock Whitney Bank acts as an investment advisor totaled $25,560,677 and $67,143,089 as of December 31, 2017 and 2016, respectively. Additionally, at December 31, 2017 and 2016, the Plan owned $36,724,819  (741,916 shares) and $33,370,692 (774,262 shares), respectively, in Hancock Whitney Corporation common stock.  During 2017 and 2016, the Plan recorded $725,736 and $829,949, respectively, in dividend income on Hancock Whitney Corporation common stock. The Plan paid no administrative fees to the Trustee during 2017 and 2016.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN

Years Ended December 31, 2017 and 2016

Note 5.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their account.

Note 7. Fully Benefit-Responsive Investment Contract

During the 2017 Plan year, the Plan entered into a group annuity contract with Great-West Life & Annuity Insurance Company, a related entity of the Plan’s custodian. The contract is a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participant if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. As a traditional investment contract, the Plan owns only the contract itself.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than zero percent. The credit rating is reviewed on a quarterly basis for resetting. The contract does not have a maturity date.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contract is dependent upon the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plans to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include, but are not limited to the Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under section 501(a) of the IRC; premature termination of the contract; Plan termination or merger; changes to the Plan’s prohibition or competing investment options; and bankruptcy of the Plan Sponsor or other events of the Sponsor, such as divestitures, that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contact issuer and that also would limit the ability of the Plan to transact at contact value with the participants.

Note 8.  Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements)

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN

Years Ended December 31, 2017 and 2016

and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds and money market funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Employer securities: These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust fund:  Reported at fair value using net asset value per share (or its equivalent) as a practical expedient and not classified in the fair value hierarchy in accordance with ASC Subtopic 820-10.  The fair values presented in the hierarchy tables are intended to permit reconciliation of the fair value hierarchy to the investments at fair value as presented in the Statements of Net Assets Available for Benefits.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2017 and 2016:

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
December 31, 2017
Mutual funds
Fixed income	$71,060,845	$—	$—	$71,060,845
Equity	211,730,995	—	—	211,730,995
Employer securities	36,724,819	—	—	36,724,819
Total assets in the fair value hierarchy	319,516,659	—	—	319,516,659
Common collective trust fund	—	—	—	13,086,888
Total investments at fair value	$319,516,659	$—	$—	$332,603,547

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN

Years Ended December 31, 2017 and 2016

	Fair Value Measurement Using
	Level 1	Level 2	Level 3	Total
December 31, 2016
Mutual funds
Fixed income	$54,385,176	$—	$—	$54,385,176
Equity	177,461,472	—	—	177,461,472
Money market funds	13,505,010	—	—	13,505,010
Employer securities	33,370,692	—	—	33,370,692
Total assets in the fair value hierarchy	278,722,350	—	—	278,722,350
Common collective trust fund	—	—	—	15,759,814
Total investments at fair value	$278,722,350	$—	$—	$294,482,164

Note 9.   Reconciliation of Financial Statements to Form 5500

There are no differences between net assets available for benefits or changes in net assets available for benefits in the financial statements and the Plan’s Form 5500 as of and for the year ended December 31, 2016.

The following tables reconcile net assets available for Plan benefits per the audited financial statements to net assets per the Form 5500, and increase in net assets available for benefits per the audited financial statements to net income per the Plan’s Form 5500.

2017
Net assets available for benefits per the financial statements	$354,230,509
Loans deemed distributed	(55,374)
Net assets per Form 5500	$354,175,135

Year Ended
December 31,
2017
Total increase in net assets available for benefits per the financial statements	$53,327,186
Benefits paid to particpants as a result of loans deemed distributed	(55,374)
Net income per Form 5500	$53,271,812

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
Employer Identification Number: 64-0693170
Plan Number: 003
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2017

		(c)
		Description of
		investment including
		maturity date, rate of			(e)
	(b)	interest, collateral, par		(d)	Current
(a)	Identity of issue, borrower, lessor or similar party	or maturity value		Cost**	Value
	AMERICAN FUNDS AMERICAN MUTUAL R5	360,572	shares		$14,711,324
	AMERICAN FUNDS EUROPACIFIC GR R5	52,715	shares		2,956,799
	BLACKROCK HIGH YIELD BOND INSTL	859,931	shares		6,707,456
	BROWN ADVISORY SM-CP FUNDAMENTAL VAL	264,469	shares		7,521,504
	CAUSEWAY EMERGING MARKETS INST	197,420	shares		2,797,437
	EATON VANCE FLOATING RATE I	218,516	shares		1,966,643
	FEDERATED EMERGING MARKET DEBT A	58,984	shares		510,209
	FEDERATED KAUFMANN LARGE CAP INSTL	1,082,960	shares		25,991,038
	FEDERATED MDT LG CAP VALUE INSTL	297,318	shares		8,375,441
	FEDERATED MDT STOCK INST	602,831	shares		16,981,744
	FEDERATED TOTAL RETURN BOND INSTL	3,764,065	shares		41,028,435
	FIDELITY CAPITAL APPRECIATION FUND	685,483	shares		24,128,992
	FIDELITY CONTRAFUND	261,225	shares		31,992,210
	GOLDMAN SACHS EMERGING MKT DEBT INSTL	304,312	shares		3,928,668
	GOLDMAN SACHS INFL PROTECTED SECS INSTL	67,355	shares		709,922
*	HANCOCK HORIZON BURKENROAD SM CP INSTL	219,344	shares		14,939,522
*	HANCOCK HORIZON DIVERSIFIED INCOME INSTL	246,945	shares		3,269,551
*	HANCOCK HORIZON QUANT LONG/SHORT INSTL	220,696	shares		4,261,627
*	HANCOCK HORIZON US SMALL CAP INSTL	160,435	shares		3,089,977
	LAZARD INTERNATIONAL EQUITY INST	332,007	shares		6,510,649
	LAZARD INTL STRATEGIC EQ PT	362,776	shares		5,695,582
	TEMPLETON GLOBAL TOTAL RETURN ADV	70,175	shares		845,604
	VANGUARD 500 INDEX ADMIRAL	93,347	shares		23,039,888
	VANGUARD MID CAP INDEX ADM	95,286	shares		18,251,968
	VANGUARD SHORT-TERM FEDERAL ADM	275,563	shares		2,926,473
	VANGUARD SMALL CAP INDEX ADM	78,994	shares		5,591,183
	VANGUARD TOTAL BOND MARKET INDEX ADM	377,859	shares		4,061,994
	Subtotal Registered Investment Companies				$282,791,840
	FEDERATED CAPITAL PRESERVATION FUND ISP	1,308,689	shares		13,086,888
*	HANCOCK WHITNEY CORPORATION COMMON STOCK	741,916	shares		36,724,819
	Investments, at fair value				$332,603,547
*	KEY GUARANTEED PORTFOLIO FUND	15,575,279	units		15,575,279
	Total Investments				$348,178,826
	Cash				254
	Contributions receivable				830,874
*	Notes receivable from participants	Range of interest rates from 4.25% - 5.25% with maturity dates through 2022			5,220,555
	Total Assets Available for Benefits				$354,230,509

*	Denotes party-in-interest
**	Cost information is omitted due to transactions being participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hancock Whitney Corporation 401(k) Savings Plan

Date:	June 28, 2018	By:	/s/ Brian Adams
Name: Brian Adams
Title: Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

__________

*      Filed herewith